Redpoint Bio Corporation
7 Graphics Drive

Ewing, New Jersey 08628

Telephone: 609-637-9700

Fax: 609-637-0126

www.redpointbio.com

August 17, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Judiciary Plaza

Mail Stop 4720

Washington, D.C.  20549

Attention: Jeffrey Riedler, Assistant Director

Re:	Redpoint Bio Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 4, 2011
File No. 000-51708

Dear Mr. Riedler:

This letter is submitted on behalf of Redpoint Bio Corporation (“Redpoint” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced filing, as set forth in your letter dated August 3, 2011 (the “Comment Letter”).  The Company hereby requests an extension of ten (10) business days (through August 31, 2011) to respond to the Comment Letter.

If you have any questions regarding the foregoing, please do not hesitate to call me at (215) 456-6142.

Sincerely,

/s/ Scott Horvitz

Scott Horvitz
Chief Financial Officer

cc:	Andrew P. Gilbert, Esq.
DLA Piper LLP (US)
300 Campus Drive, Suite 100
Florham Park, New Jersey 07932